# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RED ROBIN GOURMET BURGERS INC, CIK 0001171759
CUSIP: 75689M101
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 10000 EAST GEDDES AVENUE, SUITE 500, ENGLEWOOD, Colorado (CO), 80112
Date of event which requires filing of this statement: 10/23/2026
Amends the filing with accession number 0000921895-24-002270
Filed by CIK 0001461945
Persons authorized to receive notices and communications: JAMES C. PAPPAS, JCP INVESTMENT MANAGEMENT, LLC, 1177 West Loop South, Suite 1320, Houston, Texas (TX), 77027, 713-333-5540; CHRISTOPHER MARTIN, JUMANA CAPITAL INVESTMENTS LLC, 1717 St. James Place, Suite 335, Houston, Texas (TX), 77056, 281-915-2704; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- JCP Investment Partnership, LP (CIK 0001461946): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 776,564; sole dispositive power 0; shared dispositive power 776,564; aggregate amount beneficially owned 776,564 (4.1% of the class)
- JCP Investment Partners, LP (CIK 0001461947): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 776,564; sole dispositive power 0; shared dispositive power 776,564; aggregate amount beneficially owned 776,564 (4.1% of the class)
- JCP Investment Holdings, LLC (CIK 0001461948): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 776,564; sole dispositive power 0; shared dispositive power 776,564; aggregate amount beneficially owned 776,564 (4.1% of the class)
- JCP Investment Management, LLC (CIK 0001461945): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,860,668; sole dispositive power 0; shared dispositive power 1,860,668; aggregate amount beneficially owned 1,860,668 (9.8% of the class)
- Pappas James C (CIK 0001462171): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 83,608; shared voting power 1,860,668; sole dispositive power 83,608; shared dispositive power 1,860,668; aggregate amount beneficially owned 1,944,276 (10.3% of the class)
- Jumana Capital Investments LLC (CIK 0002036142): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,667,906; sole dispositive power 0; shared dispositive power 1,667,906; aggregate amount beneficially owned 1,667,906 (8.8% of the class)
- Martin Christopher Ross (CIK 0002041913): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), other (OO); sole voting power 83,608; shared voting power 1,667,906; sole dispositive power 83,608; shared dispositive power 1,667,906; aggregate amount beneficially owned 1,751,514 (9.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: RED ROBIN GOURMET BURGERS INC
Address of issuer's principal executive offices: 10000 EAST GEDDES AVENUE, SUITE 500, ENGLEWOOD, Colorado (CO), 80112

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

In connection with the resignations of each of James C. Pappas and Christopher Martin from the Issuer's board of directors (the "Board"), as further discussed in Item 4 below, the Reporting Persons executed a Termination of Group Agreement, dated as of October 27, 2026, which is attached hereto as Exhibit 99.1 and incorporated herein by reference. Accordingly, effective upon the filing of this Amendment No. 4, each of Jumana Capital and Mr. Martin shall cease to be Reporting Persons, but will begin filing separate statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. In addition, the remaining Reporting Persons (collectively, "JCP") will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. The members of JCP have entered into a Joint Filing Agreement, as further described in Item 6 below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JCP Partnership and held in the JCP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 776,564 Shares owned directly by JCP Partnership is approximately $3,687,481, including brokerage commissions. The aggregate purchase price of the 1,084,104 Shares held in the JCP Accounts is approximately $5,426,197, including brokerage commissions. Mr. Pappas has acquired 83,608 Shares upon the vesting of certain restricted stock units ("RSUs") that were awarded to him in his capacity as a director of the Issuer.

The Shares purchased by Jumana Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,667,906 Shares directly owned by Jumana Capital is approximately $8,429,773, including brokerage commissions. Mr. Martin has acquired 83,608 Shares upon the vesting of certain RSUs that were awarded to him in his capacity as a director of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On October 23, 2026, each of Messrs. Pappas and Martin notified the Issuer of his resignation from the Board and all committees of the Board, effective as of October 23, 2026.

Also on October 23, 2026, JCP Management and Jumana Capital each executed a waiver (the "Cooperation Agreement Waivers") to the Cooperation Agreement, dated as of December 3, 2024 and amended on February 13, 2026 (the "Cooperation Agreement"). Pursuant to the Cooperation Agreement Waivers, the Reporting Persons irrevocably waived any right to have a Replacement Investor Designee (as defined in the Cooperation Agreement) appointed to the Board. The foregoing description of the Cooperation Agreement Waivers does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement Waivers, which are attached as Exhibit 99.2 and Exhibit 99.3 hereto, and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 18,903,752 Shares outstanding as of August 5, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2026.

As of the date hereof, JCP Partnership beneficially owned 776,564 Shares, constituting approximately 4.1% of the Shares outstanding. JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 776,564 Shares owned by JCP Partnership, constituting approximately 4.1% of the Shares outstanding. JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 776,564 Shares owned by JCP Partnership, constituting approximately 4.1% of the Shares outstanding.

As of the date hereof, 1,084,104 Shares were held in the JCP Accounts, constituting approximately 5.7% of the Shares outstanding. JCP Management, as the investment manager of JCP Partnership and the JCP Accounts, may be deemed the beneficial owner of the (i) 776,564 Shares owned by JCP Partnership and (ii) 1,084,104 Shares held in the JCP Accounts, constituting approximately 9.8% of the Shares outstanding.

As of the date hereof, Mr. Pappas directly beneficially owned 83,608 Shares, constituting approximately 0.4% of the Shares outstanding. Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 776,564 Shares owned by JCP Partnership and (ii) 1,084,104 Shares held in the JCP Accounts, which, together with the Shares he beneficially owns directly, constitutes an aggregate of 1,944,276 Shares, constituting approximately 10.3% of the Shares outstanding.

As of the date hereof, Jumana Capital beneficially owned 1,667,906 Shares, constituting approximately 8.8% of the Shares outstanding.

As of the date hereof, Mr. Martin directly beneficially owned 83,608 Shares, constituting approximately 0.4% of the Shares outstanding. Mr. Martin, as the Manager of Jumana Capital, may be deemed the beneficial owner of the 1,667,906 Shares owned by Jumana Capital, which, together with the Shares he beneficially owns directly, constitutes an aggregate of 1,751,514 Shares, constituting approximately 9.3% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days, other than the acceleration of the vesting of certain RSUs as described in Item 6 below.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On October 23, 2026, each of JCP Management and Jumana Capital executed a Cooperation Agreement Waiver as defined and described in Item 4 above, which are attached as Exhibit 99.2 and Exhibit 99.3 hereto, and are incorporated herein by reference.

Mr. Pappas was awarded an aggregate of 83,608 RSUs in his capacity as a director of the Issuer, all of which have vested as of the date hereof. In connection with Mr. Pappas' resignation from the Board, the Issuer accelerated the vesting of 31,662 RSUs as of such date.

Mr. Martin was awarded an aggregate of 83,608 RSUs in his capacity as a director of the Issuer, all of which have vested as of the date hereof. In connection with Mr. Martin's resignation from the Board, the Issuer accelerated the vesting of 31,662 RSUs as of such date.

On October 27, 2026, the Reporting Persons executed a Termination of Group Agreement, thereby terminating that certain Group Agreement, dated September 23, 2024. A copy of the Termination of Group Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On October 27, 2026, JCP entered into a Joint Filing Agreement pursuant to which the members thereof agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Termination of Group Agreement, dated October 27, 2026.

99.2 - JCP Cooperation Agreement Waiver, dated October 23, 2026.

99.3 - Jumana Cooperation Agreement Waiver, dated October 23, 2026.

99.4 - Joint Filing Agreement, dated October 27, 2026.

## Signatures
- JCP Investment Partnership, LP: /s/ James C. Pappas, James C. Pappas, Managing Member of JCP Investment Management, LLC, its Investment Manager (10/27/2026)
- JCP Investment Partners, LP: /s/ James C. Pappas, James C. Pappas, Sole Member of JCP Investment Holdings, LLC, its General Partner (10/27/2026)
- JCP Investment Holdings, LLC: /s/ James C. Pappas, James C. Pappas, Sole Member (10/27/2026)
- JCP Investment Management, LLC: /s/ James C. Pappas, James C. Pappas, Managing Member (10/27/2026)
- Pappas James C: /s/ James C. Pappas, James C. Pappas (10/27/2026)
- Jumana Capital Investments LLC: /s/ Christopher Martin, Christopher Martin, Manager (10/27/2026)
- Martin Christopher Ross: /s/ Christopher Martin, Christopher Martin (10/27/2026)